

June 3, 2024

Mihir Shah
Chief Financial Officer
Oncology Institute, Inc.
18000 Studebaker Road, Suite 800
Cerritos , California 90703

> **Re: Oncology Institute, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed March 28, 2024**
> **File No. 001-39248**

Dear Mihir Shah:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services